As filed with the Securities and Exchange Commission on September 26, 2014

Securities Act File No. 333-173601
Investment Company Act File No. 811-22550

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
(Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934)

BlackRock Preferred Partners LLC

(Name of Issuer)

BlackRock Preferred Partners LLC

(Names of Filing Person(s) (Issuer))

Limited Liability Company Units
(Title of Class of Securities)

09257G105
(CUSIP Number of Class of Securities)

     John M. Perlowski
BlackRock Preferred Partners LLC
55 East 52nd Street
New York, New York 10055
1-800-441-7762

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Thomas A. DeCapo, Esq.	Janey Ahn, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	BlackRock Advisors, LLC
500 Boylston Street	55 East 52nd Street
Boston, Massachusetts 02116	New York, New York 10055

CALCULATION OF FILING FEE

Transaction Valuation: $12,166,020.80*	Amount of Filing Fee: $1,556.98**
*	Calculated as the aggregate maximum purchase price to be paid for 1,134,890 units in the offer, based upon the net asset value per unit ($10.72) on August 29, 2014.
**	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid.:_______________	Filing Party:__________________
Form or Registration No.:_______________	Date Filed:___________________
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

     Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) (the “Offer to Purchase”) and is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) The name of the issuer is BlackRock Preferred Partners LLC (the “Fund”), a non-diversified, closed-end management investment company organized as a Delaware limited liability company. The principal executive office of the Fund is located at 100 Bellevue Parkway, Wilmington, DE 19809. The telephone number of the Fund is 1-800-882-0052.

     (b) The title of the securities being sought is limited liability company units (the “Units”) (or portions thereof) of the Fund. As of August 29, 2014, the net asset value (“NAV”) per Unit of the Fund was $10.72. Subject to the conditions set out in the Offer to Purchase, the Fund will purchase up to 1,134,890 Units that are tendered and not withdrawn by members of the Fund (“Members”) as described in the Offer to Purchase (the “Offer”). The Units subject to the Offer represent approximately 15% of the Fund’s NAV as of August 29, 2014 (approximately $12,166,020).

     (c) The Units are not currently traded on an established secondary trading market, and any transfer of Units is strictly limited by the terms of the Fund’s Amended and Restated Limited Liability Company Agreement, dated as of June 6, 2012 (the “LLC Agreement”), included as an exhibit to Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2012 and incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) The Fund is tendering for its own Units. The information required by this Item with respect to the Fund is set forth in Item 2(a) above.

     The members of the Fund’s Board of Directors are: Richard E. Cavanagh, Karen P. Robards, Michael J. Castellano, Frank J. Fabozzi, Kathleen F. Feldstein, James T. Flynn, Jerrold B. Harris, R. Glenn Hubbard, W. Carl Kester, Henry Gabbay and Paul L. Audet. The Fund’s Directors can be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

     The Fund’s investment adviser is BlackRock Advisors, LLC (the “Advisor”). The business address of the Advisor is 100 Bellevue Parkway, Wilmington, DE 19809. The telephone number of the Advisor is 302-797-2000.

     The Advisor had entered into a sub-advisory agreement with BlackRock Financial Management, Inc. (“BFM”), an affiliate of the Advisor, that expired July 1, 2014. The Advisor paid BFM for services it provided, a monthly fee that was a percentage of the investment advisory fees paid by the Fund to the Advisor.

(b)-(c) Not applicable.

Item 4. Terms of the Transaction.

(a)(1)	(i)	Subject to the conditions set forth in the Offer to Purchase, the Fund is seeking to purchase up to 1,134,890 Units that are tendered and not withdrawn by Members. The Units subject to the Offer represent approximately 15% of the Fund’s NAV as of August 29, 2014 (approximately $12,166,020).
	(ii)	For Units (or portions thereof) tendered and accepted for repurchase, Members will receive and be bound by the terms of a repurchase instrument (the “Repurchase Instrument”), as set forth in the Fund’s LLC Agreement, entitling the Member to be paid an amount equal to the NAV per Unit accepted for repurchase determined as of December 31, 2014 (or a later date determined by the Fund if the Offer is extended) (in each case, the “Valuation Date”), less any Repurchase Fee (defined below) due to the Fund in connection with the Offer, and subject to the terms thereof. The Repurchase Instrument will be un-certificated, non-interest bearing, non-transferable and non-negotiable. Although the amounts required to be paid by the Fund under the Repurchase Instrument will generally be paid in cash, the Fund may, under certain limited circumstances, pay all or a portion of the amounts due by an in-kind distribution of securities. Units are offered for purchase as of the

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first Business Day (defined below) of each calendar month (the “Membership Date”) and a purchaser of Units becomes a Member of the Fund in respect of such Units on the Membership Date in respect of such Units. A 2.00% early repurchase fee (the “Repurchase Fee”) payable to the Fund will be charged to any Member that tenders its Units (or portion thereof) to the Fund unless the Valuation Date for the tender offer is on (or later than) the last Business Day of the month immediately preceding the month in which the one-year anniversary of the Member’s Membership Date in respect of the Units (or portion thereof) falls. For example, if a Member’s Membership Date in respect of Units falls in January of year 1, such Member would be subject to the Repurchase Fee if such Units were tendered pursuant to a tender offer with a Valuation Date that occurs on any date prior to the last Business Day in December of year 1, but would not be subject to the Repurchase Fee if such Units were tendered pursuant to a tender offer with a Valuation Date on (or later than) the last Business Day in December of year 1. The Repurchase Fee applies separately to each purchase of Units made by a Member. The purpose of the Repurchase Fee is to reimburse the Fund for the costs incurred in liquidating securities in the Fund’s portfolio in order to honor the Member’s repurchase request and to discourage short-term investments which are generally disruptive to the Fund’s investment program. The Fund may, in its sole discretion, waive the Repurchase Fee (a) for tenders where the fee collected from an individual Member would be de minimis as a percentage of the Fund’s net assets on the Valuation Date (e.g., the fee collected would be less than the lesser of 0.005% of the Fund’s net assets on the Valuation Date or $5,000) or (b) in circumstances where a Member can demonstrate that it would suffer severe hardship as a result of paying the Repurchase Fee. The Valuation Date for the Offer is December 31, 2014 (or a later date determined by the Fund if the Offer is extended). A “Business Day” means any day other than a Saturday, Sunday or any other day on which banks in New York, New York are required by law to be closed. All references to Business Day herein shall be based on the time in New York City. A copy of the Offer to Purchase and the related form of Letter of Transmittal are attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively. Reference is hereby made to the Cover Page, Section 1 “Price; Number of Units” and Section 4 “Payment for Units” of the Offer to Purchase, which are incorporated herein by reference.
(iii)	The Offer is scheduled to expire on October 27, 2014 at 4:00 p.m. Eastern time, unless extended. Reference is hereby made to the Cover Page, Section 1 “Price; Number of Units,” Section 3 “Withdrawal Rights” and Section 13 “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase, which are incorporated herein by reference.
(iv)	Not applicable.
(v)	Reference is hereby made to Section 1 “Price; Number of Units” and Section 13 “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase, which are incorporated herein by reference.
(vi)	Reference is hereby made to Section 3 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.
(vii)	Reference is hereby made to the Cover Page, Section 2 “Procedure for Tendering Units” and Section 3 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.
(viii)	Reference is hereby made to Section 2 “Procedure for Tendering Units” and Section 4 “Payment for Units” of the Offer to Purchase, which are incorporated herein by reference.
(ix)	Reference is hereby made to the Cover Page and Section 1 “Price; Number of Units” of the Offer to Purchase, which are incorporated herein by reference.
(x)	Reference is hereby made to Section 7 “Certain Effects of the Offer” of the Offer to Purchase, which is incorporated herein by reference.
(xi)	Not applicable.
(xii)	Reference is hereby made to Section 12 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.
(a)(2)	Not applicable.
(b)	Reference is hereby made to Section 1 “Price; Number of Units” and Section 7 “Certain Effects of the Offer” of the Offer to Purchase, which are incorporated herein by reference. Any Units to be purchased from any Director, officer, or affiliate of the Fund will be on the same terms and conditions as any other purchase of Units.

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Item 5. Past Contracts, Transactions, Negotiations and Agreements.

     The Registration Statement and the LLC Agreement provide that the Fund’s Board of Directors has the discretion to determine whether the Fund will purchase Units from Members from time to time pursuant to written tenders, and that one of the factors the Fund’s Board of Directors will consider in making such determination is the recommendation of the Advisor. The Registration Statement also states that the Advisor expects that it will generally recommend to the Fund’s Board of Directors that the Fund offer to repurchase Units from Members quarterly with tender offer valuation dates occurring on or about the last Business Day of March, June, September and December. However, the Fund is not required to conduct tender offers and may be less likely to conduct tenders during periods of exceptional market conditions, when underlying hedge funds in which the Fund invests suspend redemptions or when such hedge funds otherwise limit the liquidity provided to their investors (such as the Fund). The Fund will not at any time be required to make tender offers. The Fund cannot assure you that you will be provided with sufficient liquidity for your Units, or that the Fund will make any similar tender offers in the future.

     The Fund is not aware of any other agreement, arrangement or understanding, whether contingent or otherwise or whether or not legally enforceable, between the Fund, any of the Fund’s executive officers or Directors, any person controlling the Fund or any executive officer or director of any corporation or other person ultimately in control of the Fund and any person with respect to any securities of the Fund (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of the Transaction and Plans and Proposals.

     (a) Reference is hereby made to Section 6 “Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

     (b) Reference is hereby made to Section 7 “Certain Effects of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is hereby made to Section 8 “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference. As of the filing date of this statement, the Board of Directors of the Fund has not approved or authorized any other plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) a purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present Board of Directors or management of the Fund, including but not limited to, any plans or proposals to change the number or the term of Directors or to fill any existing vacancies on the Board of Directors or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in the Fund’s investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940 (the “1940 Act”), except for an exemptive order granted by the SEC that permits the Fund to issue multiple classes of shares with different distribution and/or shareholder servicing arrangements; (6) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund, except for the acceptance of subscriptions for, and tenders of, Units in the ordinary course of business; or (7) any changes in the Fund’s LLC Agreement, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Units currently are not traded in any established secondary market, Subsections (6), (7) and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

Item 7. Source and Amount of Funds or Other Considerations.

     (a), (b) and (d) Reference is hereby made to Section 8 “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

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Item 8. Interest in Securities of the Subject Company.

     (a) The Fund does not hold any Units in Treasury. To the knowledge of the Fund, no Directors or executive officers of the Fund owned any Units as of September 2, 2014. To the knowledge of the Fund, BlackRock Holdco 2, Inc., an affiliate of the Advisor, held 1,769,980.474 Units as of September 2, 2014, representing approximately 22.7% of the Fund’s Units outstanding on that date.

     (b) Reference is made to Section 10 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Except for the acceptance of subscriptions as of August 1, 2014 and September 2, 2014, and the acceptance of tendered Units as of July 28, 2014, there have not been any transactions involving the Units that were effected during the past 60 days by the Fund, any executive officer or Director of the Fund, any person controlling the Fund, any executive officer or director of any corporation or other person ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

     (a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

     (b) Not applicable.

Item 10. Financial Statements.

     (a) The Fund’s financial statements for the fiscal year ended March 31, 2014, and the fiscal year ended March 31, 2013 have been audited by Deloitte & Touche LLP whose report, along with the Fund’s financial statements, are included in the Fund’s 2014 and 2013 Annual Reports, respectively, filed with the SEC on Form N-CSR on May 30, 2014 and June 3, 2013, respectively, which are incorporated herein by reference.

     (b) Not applicable.

Item 11. Additional Information.

(a)(1)	None.
(2)	None.
(3)	Not Applicable.
(4)	Not Applicable.
(5)	None.
(b)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

Item 12. Exhibits.

(a)(1) (i)	Offer to Purchase.
(ii)	Form of Letter of Transmittal.
(iii)	Letter to Members.
(a)(2)-(4)	Not Applicable.
(a)(5) (i)	Audited Financial Statements of the Fund for the fiscal year ended March 31, 2014*.
(ii)	Audited Financial Statements of the Fund for the fiscal year ended March 31, 2013**.
(iii)	Consent of Deloitte & Touche LLP.
(iv)	Repurchase Instrument***.
(b)	None.

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(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Incorporated by reference to the Fund's Annual Report for the fiscal year ended March 31, 2014 on Form N-CSR as filed with the SEC via the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) on May 30, 2014.
**	Incorporated by reference to the Fund's Annual Report for the fiscal year ended March 31, 2013 on Form N-CSR as filed with the SEC via EDGAR on June 3, 2013.
***	Incorporated by reference to Appendix A to the Fund's Amended and Restated Limited Liability Company Agreement, dated as of June 6, 2012, filed as an exhibit to Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 as filed with the SEC via EDGAR on June 8, 2012.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKROCK PREFERRED PARTNERS LLC

By: /s/ John M. Perlowski
John M. Perlowski
President and Chief Executive Officer

September 26, 2014

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EXHIBIT INDEX

Exhibit
(a)(1)(i)	Offer to Purchase
(a)(1)(ii)	Form of Letter of Transmittal
(a)(1)(iii)	Letter to Members
(a)(5)(iii)	Consent of Deloitte & Touche LLP